Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Emer Reynolds Ph: 353-1-709-4000 Chris Burns Ph: 800-252-3526	Davia Temin Ph: 212-407-5740 Elizabeth Headon Ph: 353-1-498-0300

ELAN REPORTS THIRD QUARTER 2006 FINANCIAL RESULTS

Dublin, Ireland, October 25, 2006 - Elan Corporation, plc today announced its third quarter 2006 financial results. Commenting on Elan’s business, Kelly Martin, Elan’s president and chief executive officer, said, “The third quarter provided further evidence of progress in key areas. We are encouraged by the initial results in the relaunch of Tysabri for MS in the U.S. market and the launch in the European markets. As patients and physicians seek greater efficacy and therapeutic options for combating the degenerative nature of this disease, we remain confident that Tysabri will play a significant role in the treatment of MS moving forward. We plan to file for Crohn’s in the U.S. by the end of this year. In our scientific pipeline, we recently announced a new collaboration in the area of Alzheimer's with Transition Therapeutics and are working together to advance this Phase 1 small molecule program. We are pleased to report that we have started dosing patients with ELND-001, an oral compound from our autoimmune program.”

Mr Martin added, “We remain focused on maintaining a disciplined approach in all areas of our business and on advancing our pipeline in order to enable patients to choose from a range of therapeutically relevant choices that may meet their unmet medical needs.”

Commenting on Elan’s third quarter financial results, Shane Cooke, Elan’s executive vice president and chief financial officer, said, “We are pleased with the overall outcome for the third quarter. We successfully launched Tysabri for MS in a number of EU countries and re-introduced it in the US, marking an important step in our drive towards a return to profitability. License fees payable in relation to the expansion of our pipeline of innovative Alzheimer’s therapeutics together with temporary supply shortages of Maxipime impacted our third quarter results and led to increased losses.”

Mr. Cooke added, “We are confident that revenues for 2006, excluding any revenues from Tysabri, will exceed $500 million. We also expect EBITDA losses for the year to be less then previously guided due to solid revenue growth and improved operating margins, and we look forward to the future with confidence and enthusiasm.”

Unaudited Consolidated Income Statement Data and Reconciliation of US GAAP Income Statement Data to Adjusted Income Statement Data Excluding Share-Based Compensation

	Three Months Ended September 30
	2005 US$m	2006 US$m Excluding Share-Based Compensation	2006 US$m Share-Based Compensation	2006 US$m Total
Revenue (see page 8)
Product revenue	118.4	112.5	—	112.5
Contract revenue	10.2	10.8	—	10.8
Total revenue	128.6	123.3	—	123.3

Operating Expenses (see page 12)
Cost of goods sold	46.6	46.1	1.1	47.2
Selling, general and administrative	80.0	84.2	7.5	91.7
Research and development	60.3	51.8	2.3	54.1
Net gains on divestment of products and businesses	(23.3)	—	—	—
Other net charges	3.2	19.7	—	19.7
Total operating expenses	166.8	201.8	10.9	212.7
Operating loss	(38.2)	(78.5)	(10.9)	(89.4)

Net Interest and Investment Gains and Losses (see page 14)
Net interest expense	28.7	29.3	—	29.3
Net investment gains	(0.3)	(3.1)	—	(3.1)
Net interest and investment losses	28.4	26.2	—	26.2

Net loss from continuing operations before tax	(66.6)	(104.7)	(10.9)	(115.6)
Provision for income taxes	0.7	1.4	—	1.4
Net loss from continuing operations	(67.3)	(106.1)	(10.9)	(117.0)
Net income from discontinued operations	0.2	—	—	—
Net loss	(67.1)	(106.1)	(10.9)	(117.0)

Basic and diluted net loss per ordinary share	(0.16)	(0.25)	(0.02)	(0.27)
Basic and diluted weighted average number of ordinary shares outstanding (in millions)	425.5	431.3	431.3	431.3

To supplement its consolidated income statement data presented on a US GAAP basis for the three months ended September 30, 2006, Elan is providing its US GAAP income statement data adjusted to exclude the impact of share-based compensation. Effective January 1, 2006, Elan adopted Statement of Financial Accounting Standards No. 123R (SFAS 123R) regarding the expensing of share-based compensation. We believe the adjusted income statement data allows readers to better compare the performance of Elan before and after the adoption of SFAS 123R. Elan’s management uses the adjusted income statement data in evaluating Elan’s operating performance and when planning for future periods. The adjusted income statement data is not being presented as and should not be considered an alternative measure of Elan’s income statement data as determined in accordance with US GAAP. The reconciliations of the adjusted income statement data to Elan’s US GAAP income statement data are set out above in the table titled, “Unaudited Consolidated Income Statement Data and Reconciliation of US GAAP Income Statement Data to Adjusted Income Statement Data Excluding Share-Based Compensation.”

Unaudited Consolidated Income Statement Data and Reconciliation of US GAAP Income Statement Data to Adjusted Income Statement Data Excluding Share-Based Compensation

	Nine Months Ended September 30
	2005 US$m	2006 US$m Excluding Share-Based Compensation	2006 US$m Share-Based Compensation	2006 US$m Total
Revenue (see page 8)
Product revenue	325.4	371.5	—	371.5
Contract revenue	24.5	22.5	—	22.5
Total revenue	349.9	394.0	—	394.0

Operating Expenses (see page 12)
Cost of goods sold	150.3	140.7	3.3	144.0
Selling, general and administrative	273.0	250.6	22.9	273.5
Research and development	180.5	146.6	10.9	157.5
Net gains on divestment of products and businesses	(88.4)	(43.3)	—	(43.3)
Other net charges	2.3	23.1	—	23.1
Total operating expenses	517.7	517.7	37.1	554.8
Operating loss	(167.8)	(123.7)	(37.1)	(160.8)

Net Interest and Investment Gains and Losses (see page 14)
Net interest expense	99.4	83.9	—	83.9
Net investment (gains)/losses	5.9	(4.2)	—	(4.2)
Net charge on debt retirement	52.2	—	—	—
Net interest and investment losses	157.5	79.7	—	79.7

Net loss from continuing operations before tax	(325.3)	(203.4)	(37.1)	(240.5)
Provision for income taxes	0.6	0.3	—	0.3
Net loss from continuing operations	(325.9)	(203.7)	(37.1)	(240.8)
Net income from discontinued operations	0.6	—	—	—
Net loss	(325.3)	(203.7)	(37.1)	(240.8)

Basic and diluted net loss per ordinary share	(0.80)	(0.47)	(0.09)	(0.56)
Basic and diluted weighted average number of ordinary shares outstanding (in millions)	409.0	430.1	430.1	430.1

To supplement its consolidated income statement data presented on a US GAAP basis for the nine months ended September 30, 2006, Elan is providing its US GAAP income statement data adjusted to exclude the impact of share-based compensation. Effective January 1, 2006, Elan adopted Statement of Financial Accounting Standards No. 123R (SFAS 123R) regarding the expensing of share-based compensation. We believe the adjusted income statement data allows readers to better compare the performance of Elan before and after the adoption of SFAS 123R. Elan’s management uses the adjusted income statement data in evaluating Elan’s operating performance and when planning for future periods. The adjusted income statement data is not being presented as and should not be considered an alternative measure of Elan’s income statement data as determined in accordance with US GAAP. The reconciliations of the adjusted income statement data to Elan’s US GAAP income statement data are set out above in the table titled, “Unaudited Consolidated Income Statement Data and Reconciliation of US GAAP Income Statement Data to Adjusted Income Statement Data Excluding Share-Based Compensation.”

Unaudited Non-GAAP Financial Information - EBITDA

Three Months Ended September 30		Non-GAAP Financial Information Reconciliation Schedule	Nine Months Ended September 30
2005 US$m	2006 US$m		2005 US$m	2006 US$m

(67.3)	(117.0)	Net loss from continuing operations	(325.9)	(240.8)
28.7	29.3	Net interest expense	99.4	83.9
0.7	1.4	Provision for income taxes	0.6	0.3
30.6	32.6	Depreciation and amortization	95.8	98.7
(17.9)	(15.5)	Amortized fees	(42.8)	(36.7)
3.5	—	Revenue received and deferred	4.2	—
(21.7)	(69.2)	EBITDA	(168.7)	(94.6)

Three Months Ended September 30		Non-GAAP Financial Information Reconciliation Schedule	Nine Months Ended September 30
2005 US$m	2006 US$m		2005 US$m	2006 US$m
(21.7)	(69.2)	EBITDA	(168.7)	(94.6)
—	10.9	Share-based compensation	—	37.1
(23.3)	—	Net gains on divestment of products and businesses	(88.4)	(43.3)
3.2	19.7	Other net charges	2.3	23.1
(0.3)	(3.1)	Net investment (gains)/losses	5.9	(4.2)
—	—	Net charge on debt retirement	52.2	—
(42.1)	(41.7)	Adjusted EBITDA	(196.7)	(81.9)

To supplement its consolidated financial statements presented on a US GAAP basis, Elan provides readers with EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and Adjusted EBITDA, non-GAAP measures of operating results. EBITDA is defined as net loss from continuing operations plus or minus depreciation and amortization of costs and revenues, provisions for income tax and net interest expense. Adjusted EBITDA is defined as EBITDA plus or minus share-based compensation, net gains or losses on divestment of products and businesses, other net gains or charges, net investment gains or losses and net charge on debt retirement. EBITDA and Adjusted EBITDA are not presented as and should not be considered alternative measures of operating results or cash flow from operations, as determined in accordance with US GAAP. Elan’s management uses EBITDA and Adjusted EBITDA to evaluate the operating performance of Elan and its business and these measures are among the factors considered as a basis for Elan’s planning and forecasting for future periods. Elan believes EBITDA and Adjusted EBITDA are measures of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA and Adjusted EBITDA are used as analytical indicators of income generated to service debt and to fund capital expenditures. EBITDA and Adjusted EBITDA do not give effect to cash used for interest payments related to debt service requirements and do not reflect funds available for investment in the business of Elan or for other discretionary purposes. EBITDA and Adjusted EBITDA, as defined by Elan and presented in this press release, may not be comparable to similarly titled measures reported by other companies. Reconciliations of EBITDA and Adjusted EBITDA to net loss from continuing operations are set out in the tables above titled, “Non-GAAP Financial Information Reconciliation Schedule.”

Unaudited Consolidated US GAAP Balance Sheet Data

	December 31 2005 US$m	June 30 2006 US$m	September 30 2006 US$m
Assets
Current Assets
Cash and cash equivalents	1,080.7	1,024.8	989.9
Restricted cash	20.4	20.9	21.1
Marketable investment securities	10.0	6.8	6.5
Held for sale assets	11.2	—	—
Prepaid and other current assets	130.1	147.8	122.4
Total current assets	1,252.4	1,200.3	1,139.9

Non-Current Assets
Intangible assets, net	665.5	623.1	600.8
Property, plant and equipment, net	353.6	349.3	347.8
Marketable investment securities	13.1	10.1	10.0
Restricted cash	4.5	3.0	3.2
Other assets	51.8	47.8	45.1
Total Assets	2,340.9	2,233.6	2,146.8

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities	246.7	234.1	263.2
Deferred income	60.1	39.0	23.4
6.5% convertible guaranteed notes due 2008	254.0	254.0	254.0
7.25% senior notes due 2008	613.2	613.2	613.2
7.75% senior notes due 2011	850.0	850.0	850.0
Senior floating rate notes due 2011	300.0	300.0	300.0
Shareholders’ equity/(deficit)[1]	16.9	(56.7)	(157.0)
Total Liabilities and Shareholders’ Equity	2,340.9	2,233.6	2,146.8

Movement in Shareholders’ Equity[1]
Opening balance		2.9	(56.7)
Net loss for the period		(90.5)	(117.0)
Share-based compensation		13.5	10.9
Issuance of share capital		17.1	5.9
Other		0.3	(0.1)
Closing balance		(56.7)	(157.0)

1 None of Elan’s debt covenants require us to maintain or adhere to any specific financial ratios and consequently the shareholders’ deficit has no impact on our ability to comply with our debt covenants.

Unaudited Consolidated US GAAP Cash Flow Data
Three Months Ended September 30			Nine Months Ended September 30
2005 US$m	2006 US$m		2005 US$m	2006 US$m

(30.5)	(26.2)	Cash flows from operating activities	(168.6)	(43.4)
(28.2)	(32.2)	Movement on debt interest and tax	(111.6)	(108.8)
(12.4)	22.5	Working capital movement (1)	(104.7)	(7.9)
(7.4)	(8.1)	Net purchases of tangible and intangible assets	(42.3)	(23.7)
5.0	3.0	Net proceeds from sale of investments	59.0	13.9
43.6	—	Net proceeds from product and business divestments	93.8	50.3
2.5	6.1	Cash flows from financing activities	(71.6)	27.4
—	—	Release of restricted cash	168.1	1.4
—	—	Repayment of EPIL III notes	(39.0)	—
(27.4)	(34.9)	Net cash movement	(216.9)	(90.8)
1,158.1	1,024.8	Beginning cash balance	1,347.6	1,080.7
1,130.7	989.9	Cash and cash equivalents at end of period	1,130.7	989.9

1 For the nine months ended September 30, 2005, working capital movement includes a $40.0 million cash payment for the settlement of the 2002 class action.

Net Loss

The net loss for the third quarter of 2006 amounted to $117.0 million, compared to $67.1 million reported in the same quarter of 2005. The increase in net loss is principally due to a gain of $23.0 million on the sale of Zonegran™ in 2005, the inclusion of share-based compensation expense of $10.9 million in 2006 for the first time, and a $15.0 million license fee payable to Transition Therapeutics, Inc. (Transition) relating to the novel Alzheimer’s disease therapeutic agent, AZD-103.

The net loss for the nine months ended September 30, 2006 was $240.8 million, a reduction of 26% over the same period in 2005. The reduction in net loss is principally due to improved operating margins and reduced net interest and debt retirement costs, partially offset by share-based compensation, the license fees associated with research and development collaborations with Archemix, Inc. and Transition entered into in 2006 and gains on the sale of Zonegran in 2005.

Share-Based Compensation

Effective January 1, 2006, Elan adopted the provisions of SFAS 123R, which requires share-based compensation to be measured at fair value and expensed over the requisite service period. The adoption of SFAS 123R resulted in a charge for share-based compensation of $10.9 million for the third quarter of 2006, which is comprised of $1.1 million of cost of goods sold, $7.5 million of selling, general and administrative (SG&A) expense, and $2.3 million of research and development (R&D) expense. For the nine months ended September 30, 2006, this charge was $37.1 million, which is comprised of $3.3 million of cost of goods sold, $22.9 million of SG&A expenses and $10.9 million of R&D expenses.

Adjusted EBITDA

A reconciliation of negative Adjusted EBITDA to net loss from continuing operations, is presented in the table titled, “Unaudited Non-GAAP Financial Information - EBITDA,” included on page 4. A further analysis of Adjusted EBITDA between Tysabri™ and the rest of the business is included in Appendices I and II.

Negative Adjusted EBITDA was $41.7 million in the third quarter of 2006, compared to $42.1 million in the third quarter of 2005, and includes negative Adjusted EBITDA of $28.7 million related to Tysabri (2005: $36.7 million). The improvement in negative Adjusted EBITDA related to Tysabri reflects the remarketing of Tysabri in the US and launch in the EU in 2006, and lower R&D expenses following the completion of the Tysabri safety evaluation in 2005.

Negative Adjusted EBITDA in the third quarter of 2006 for the rest of the business, excluding costs related to Tysabri, was $13.0 million (2005: $5.4 million). The increase in negative Adjusted EBITDA for the rest of the business reflects principally a reduction in revenue from MaxipimeTM due to temporary supply shortages from a third party supplier. Supply has been resumed and we continue to monitor the situation closely.

Negative Adjusted EBITDA was $81.9 million for the nine months ended September 30, 2006, compared to $196.7 million in the same period of 2005 and includes $78.1 million related to Tysabri (2005: $135.0 million), a reduction of 42%. The improvement in negative Adjusted EBITDA related to Tysabri reflects the inclusion in 2005 of the costs of the voluntary suspension of Tysabri in February 2005, together with the costs of the subsequent safety evaluation.

Negative Adjusted EBITDA for the rest of the business for the first nine months of 2006 was $3.8 million, a reduction of 94% from the $61.7 million in the same period in 2005. This improvement reflects the 18% increase in revenues, together with ongoing cost discipline with reduced aggregate SG&A and R&D expenses.

Revenue

Total revenue decreased to $123.3 million in the third quarter of 2006 from $128.6 million in the third quarter of 2005. The decrease reflects principally a reduction in revenue from Maxipime due to temporary supply shortages from a third party supplier. In the first nine months of 2006, total revenue increased 13% to $394.0 million from $349.9 million in the same period of 2005. This increase reflects a 14% improvement in product revenue principally due to increased demand. Revenue is analyzed below between product revenue and contract revenue.

Three Months Ended September 30			Nine Months Ended September 30
2005 US$m	2006 US$m		2005 US$m	2006 US$m

		Revenue from Marketed Products
(0.2)	5.4	Tysabri- US	11.4	5.2
—	(5.7)	Tysabri- EU	—	(5.7)
33.8	26.4	Maxipime	93.5	113.7
17.0	16.7	Azactam™	40.2	56.6
1.5	3.1	Prialt™	4.3	8.7
52.1	45.9	Total Revenue from Marketed Products	149.4	178.5

56.4	58.1	Manufacturing Revenue and Royalties (see page 11)	148.8	167.5

8.5	8.5	Amortized Revenue - Adalat™/Avinza™	25.5	25.5

1.4	—	Revenue from Divested Products	1.7	—
118.4	112.5	Total Product Revenue	325.4	371.5

		Contract Revenue
7.0	6.8	Amortized fees	13.5	11.0
3.2	4.0	Research revenue and milestones	11.0	11.5
10.2	10.8	Total Contract Revenue	24.5	22.5

128.6	123.3	Total Revenue	349.9	394.0

Revenue from marketed products

Tysabri

Elan and Biogen Idec, Inc. (Biogen Idec) received approval from the US Food and Drug Administration (FDA) in June 2006 to re-introduce Tysabri for the treatment of relapsing forms of multiple sclerosis (MS). Approval for the marketing of Tysabri in the EU was also received in June 2006. In October 2006, approval was received for the marketing of Tysabri in Canada. The distribution of Tysabri in both the US and EU commenced in July 2006. Global in-market net sales of Tysabri in the third quarter of 2006 were $8.1 million, $5.4 million in the US and $2.7 million in the EU. The analysis of the operating loss between Tysabri and the rest of the business is included in Appendices I and II.

The focus of activities in the US since July 2006 has been on educating health care professionals in relation to the operation of the TOUCH prescribing program. This risk management program has been designed in cooperation with the FDA to ensure that Tysabri is made available to appropriate MS patients. Of the 2,000 to 2,500 physicians and infusion sites in the US that treat the majority of MS patients, to date approximately 1,000 have now been trained in the TOUCH program and more than 750 doctors have enrolled patients. We continue to focus on making Tysabri available to appropriate patients as quickly as possible. To date, approximately 4,500 patients in the US have enrolled in the TOUCH Program and of these, approximately 1,700 patients have received their first infusion. It is too early to determine how many patients who enroll in the TOUCH prescribing program will convert to patients infused.

In the EU, Tysabri is now available in Germany, Sweden, the UK, Ireland, Denmark, the Netherlands, Austria, Finland and Norway. We are at various stages of discussions in relation to reimbursement in these countries. To date, approximately 500 to 600 patients in the EU have received infusions of Tysabri, mostly in Germany.

Tysabri was developed and is now being marketed in collaboration with Biogen Idec, with costs and revenues shared approximately equally. Biogen Idec is responsible for manufacturing the product. In the US, Elan purchases Tysabri from Biogen Idec and is responsible for distribution. Consequently, Elan records as revenue the net sales of Tysabri in the US market. Elan purchases product from Biogen Idec as required at a price which includes the cost of manufacturing, plus Biogen Idec’s share of the gross profit and this cost, together with royalties payable to other third parties, is included in cost of sales. During the third quarter of 2006, Elan recorded net sales of $5.4 million in the US market.

In the EU market, Biogen Idec is responsible for distribution and Elan records as revenue its share of the profit or loss on EU sales. In the third quarter of 2006, Elan recorded negative revenue of $5.7 million, which was calculated as follows:

Three months ended September 30
2006 US$m
EU in-market sales	$2.7
EU operating expenses	(14.7)
EU operating loss	(12.0)
Elan’s share of Tysabri EU collaboration operating loss	(5.7)

Other marketed products

Revenue from Maxipime for the quarter decreased by 22% to $26.4 million from $33.8 million in the third quarter of 2005 due to temporary supply shortages. Supply has been resumed and we continue to monitor the situation closely. In the first nine months of 2006, revenue from Maxipime increased 22% to $113.7 million from $93.5 million in the same period of 2005 due to increased demand.

Azactam revenue for the quarter decreased to $16.7 million from $17.0 million in the third quarter of 2005. In the first nine months of 2006, revenue from Azactam increased 41% to $56.6 million from $40.2 million in the same period of 2005 due to increased demand. Azactam lost its patent exclusivity in October 2005 and its sales are expected to be negatively impacted by generic competition. However, to date no generic form of Azactam product has been approved.

Revenue from Prialt for the third quarter of 2006 was $3.1 million, compared to $1.5 million in the third quarter of 2005. Prialt was launched in the US market during the first quarter of 2005. In the first nine months of 2006, revenue from Prialt increased to $8.7 million from $4.3 million in the same period of 2005 due to increased demand.

Manufacturing revenue and royalties

Manufacturing revenue and royalties from Elan’s Drug Technology business comprise revenue earned from products manufactured for third parties and royalties earned principally on sales by third parties of products that incorporate Elan’s technologies.

Manufacturing revenue and royalties were $58.1 million in the third quarter of 2006, compared to $56.4 million in the third quarter of 2005. In the first nine months of 2006, manufacturing revenue and royalties were $167.5 million, an increase of 13% over the same period in 2005. These revenues can be further analyzed as follows:

Three Months Ended September 30			Nine Months Ended September 30
2005 US$m	2006 US$m		2005 US$m	2006 US$m
11.1	13.3	Tricor™	30.1	36.0
6.5	10.3	Skelaxin™	14.7	24.7
10.6	7.8	Verelan™	26.9	27.8
3.7	4.4	Diltiazem™	12.8	14.3
4.2	3.5	Avinza™	9.1	9.8
5.3	2.4	Ritalin™	11.1	7.8
1.9	0.1	Zanaflex™	7.1	1.8
13.1	16.3	Other	37.0	45.3
56.4	58.1	Total	148.8	167.5

Except as noted above, no other product accounted for more than 10% of total manufacturing revenue and royalties in the third quarter of 2006 or 2005. Of the total of $58.1 million in manufacturing revenue and royalties in the third quarter 2006 (2005: $56.4 million), 43% (2005: 34%) consisted of royalties received on products that were not manufactured by Elan. In the first nine months of 2006, of the total of $167.5 million (2005: $148.8 million) in manufacturing revenue and royalties, 39% (2005: 33%) consisted of royalties on products that were not manufactured by Elan.

Amortized product revenue

The results for the third quarters of 2006 and 2005 include $8.5 million of amortized revenue related to the licensing of rights to Elan’s generic form of Adalat CC and the restructuring of Elan’s Avinza license agreement with Ligand Pharmaceuticals, Inc. which occurred in 2002. The remaining unamortized revenue on these products of $9.7 million, which is included in deferred income, will be recognized as revenue through June 2007 (generic Adalat CC), and November 2006 (Avinza), reflecting Elan’s ongoing involvement in the manufacturing of these products. Amortized revenue for the full-year 2006 is expected to be $30.7 million for these two products.

Gross Profit

The gross profit margin on product revenue was 58% in the third quarter of 2006, compared to 61% in the same period of 2005. The decrease was principally due to the change in the mix of sales. For the first nine months of 2006, the gross profit margin on product revenue was 61%, compared to 54% in the same period of 2005. The improvement is due principally to the change in the mix of product sales and the inclusion in 2005 of costs related to the voluntary suspension of Tysabri in the US.

Operating Expenses

Selling, general and administrative

SG&A expenses increased 15% to $91.7 million (including $7.5 million of share-based compensation expense) in the third quarter of 2006 from $80.0 million (including $nil share-based compensation expense) in the same quarter of 2005 and can be analyzed as follows:

Three Months Ended September 30			Nine Months Ended September 30
2005 US$m	2006 US$m		2005 US$m	2006 US$m
45.9	49.1	Rest of business	151.9	141.6
16.7	16.0	Tysabri	64.9	52.2
17.4	19.1	Depreciation and amortization (principally Maxipime and Azactam)	56.2	56.8
—	7.5	Share-based compensation	—	22.9
80.0	91.7	Total	273.0	273.5

SG&A expenses related to the rest of the business, excluding depreciation, amortization and share-based compensation, increased by 7% to $49.1 million in the third quarter of 2006 from $45.9 million in the third quarter of 2005, principally due to the inclusion of $3.0 million related to the costs of settling certain legacy litigation. The SG&A expenses related to Tysabri, excluding amortization and share-based compensation, were $16.0 million in the third quarter of 2006, compared to $16.7 million in the third quarter of 2005. The SG&A expenses related to the Tysabri EU sales are reflected in the negative Tysabri EU revenue as described on page 10.

In the first nine months of 2006, SG&A expenses relating to the rest of the business, excluding depreciation, amortization and share-based compensation, decreased 7% to $141.6 million from $151.9 million in the same period in 2005.

Research and development

R&D expenses were $54.1 million (including $2.3 million of share-based compensation expense) in the third quarter of 2006, compared to $60.3 million (including $nil of share-based compensation expense) in the same period of 2005. The decrease of 10% is primarily due to reduced expenses related to Tysabri, partially offset by the impact of expensing share-based compensation. Included in R&D expenses for the third quarter of 2006 is $9.3 million (including $0.3 million of shared-based compensation) related to Tysabri, compared to $19.4 million (including $nil of share-based compensation expense) in the same period in 2005. The decrease principally reflects the completion of the Tysabri safety evaluation in 2005.

R&D expenses were $157.5 million (including $10.9 million of share-based compensation) in the first nine months of 2006, compared to $180.5 million (including $nil of share-based compensation expense) in the same period in 2005, a decrease of 13%. This reduction is principally due to the reduced expenses related to Tysabri following the completion of the safety evaluation in 2005, partially offset by the cost of expensing share-based compensation.

Net Gains on Divestment of Products and Businesses

There were no divestments of products and businesses in the third quarter of 2006 and the net gain of $43.3 million included for the first nine months of 2006 related to the sale of the European rights to Prialt in February 2006. The net gain of $23.3 million in the third quarter of 2005 and the net gain of $88.4 million included for the first nine months of 2005 related primarily to the divestment of Zonegran in April 2004.

Other Net Charges

Other net charges for the three and nine months ended September 30, 2006 and 2005 were as follows:

Three Months Ended September 30			Nine Months Ended September 30
2005 US$m	2006 US$m		2005 US$m	2006 US$m
—	15.0	In-process research and development	—	22.0
4.3	4.7	Severance and restructuring	4.8	1.1
(1.1)	—	Other	(2.5)	—
3.2	19.7	Total	2.3	23.1

The $15.0 million in-process research and development charge in the third quarter 2006 is in respect of a license fee payable under the recently executed collaboration agreement with Transition (see page 17). A payment of $7.5 million will be made in the fourth quarter of 2006 and the remaining balance of $7.5 million is due to be paid in 2007.

Net Interest and Investment Gains and Losses

Net interest and investment losses decreased to $26.2 million in the third quarter of 2006 from $28.4 million in the same period of 2005, principally due to a net investment gain of $3.1 million in the third quarter of 2006. In the first nine months of 2006, net interest and investment losses decreased to $79.7 million from $157.5 million in the same period of 2005, principally due to a net charge of $52.2 million on the retirement of $242.8 million of debt in 2005, and a decrease in interest expense in 2006 as a result of the debt retirement.

Financial Outlook 2006

In line with previous guidance, Elan expects total revenues, excluding revenues from Tysabri, to exceed $500.0 million. In addition, negative Adjusted EBITDA losses, excluding Tysabri revenue, are expected to be below the previous range of $150.0 million to $175.0 million.

Research and Development

Autoimmune

Tysabri - MS

ECTRIMS

The Annual Congress of the European Committee for Treatment and Research in MS (ECTRIMS) was held in Madrid from September 27-30. A number of posters and presentations relating to Tysabri, including data on cognitive function and the sustained effect on relapse rate in patients with MS treated for up to three years were presented and published during the meeting. The following are some key highlights from the presentations:

Cognitive function
•	Data demonstrated that treatment with Tysabri significantly reduced the risk of sustained cognitive worsening by 43%, compared to placebo, in patients with MS.

Sustained effect on relapse rate
•
For approximately 250 patients who were on Tysabri monotherapy for nearly three years, the annualized relapse rate over the three year period was 0.23, translating into an average of one relapse every 4.3 years. This was consistent with the 0.23 annualized relapse rate seen in the two-year AFFIRM study, which represented a 68% relative reduction when compared to the two-year placebo annualized relapse rate of 0.73, as published in the New England Journal of Medicine.

Tysabri - Crohn’s disease

In the US, we expect to file a Biologics License Application with the FDA for Tysabri in CD by the year-end. The Marketing Authorisation Application for Tysabri in CD is currently under review at the European regulatory agency.

The Crohn’s maintenance data presented at the United European Gastroenterology Week on October 24, 2006, will also be presented at the Annual American College of Gastroenterology meeting today, Wednesday, October 25, 2006.

About Tysabri

In the US, TYSABRI is approved as a monotherapy treatment for relapsing forms of MS. TYSABRI increases the risk of progressive multifocal leukoencephalopathy (PML), an opportunistic viral infection of the brain that usually leads to death or severe disability. Patients should be monitored at regular intervals for any new or worsening signs or symptoms suggestive of PML. Because of the increased risk of PML, TYSABRI is generally recommended for patients who have had an inadequate response to, or are unable to tolerate, alternate MS therapies. It is available in the US only through a restricted distribution program called the TOUCH Prescribing Program. According to product labeling, after two years, TYSABRI treatment led to a 67% relative reduction (p<0.001) in the annualized relapse rate compared to placebo and reduced the relative risk of disability progression by 42% (p<0.001). TYSABRI treatment also resulted in sustained and statistically significant reductions in brain lesion activity as measured by MRI. Changes in MRI findings often do not correlate with changes in the clinical status of patients (e.g., disability progression). The prognostic significance of the MRI findings in these studies has not been evaluated.

In the European Union, TYSABRI is indicated as a single disease-modifying therapy in highly active relapsing-remitting MS patients. Because of the increased risk of PML, it is for patients with high disease activity despite treatment with a beta-interferon or in patients with rapidly evolving severe relapsing-remitting MS. According to product labeling in the EU, after two years, TYSABRI treatment led to a 68% relative reduction (p<0.001) in the annualized relapse rate compared to placebo and reduced the relative risk of disability progression by 42-54% (p<0.001).

Serious adverse events that occurred in TYSABRI-treated patients included hypersensitivity reactions (e.g., anaphylaxis), infections, depression and gallstones. In MS trials, the incidence and rate of other serious and common adverse events, including the overall incidence and rate of infections, were balanced between treatment groups. Herpes infections were slightly more common in patients treated with TYSABRI. Serious opportunistic and other atypical infections have been observed in TYSABRI-treated patients, some of whom were receiving concurrent immunosuppressants. Common adverse events reported in TYSABRI-treated patients include headache, fatigue, infusion reactions, urinary tract infections, joint and limb pain, lower respiratory infections, rash, gastroenteritis, abdominal discomfort, vaginitis, and diarrhea.

For more information about TYSABRI please visit www.tysabri.com, www.biogenidec.com or www.elan.com, or call 1-800-456-2255.

ELND-001

Elan has a broad research program in the area of autoimmune diseases. One of these programs is focused on delivering oral Alpha-4 inhibitors to diseases in this category. The first compound in this program, ELND-001, has commenced Phase 1 clinical trials and patients have recently received their first dose. The first indication for this compound is expected to be Rheumatoid Arthritis.

Alzheimer’s Disease and other Neurodegenerative Diseases

Elan is focused on building upon its breakthrough research and extensive experience in Alzheimer’s disease (AD) and is also studying other neurodegenerative diseases, such as Parkinson’s disease. Elan is continuing to progress its own internal Gamma and Beta secretase Alzheimer’s programs.

Two of our compounds from our AD immunotherapy program, Bapineuzumab (AAB-001) and ACC-001, in collaboration with Wyeth, are progressing through clinical trials.

Bapineuzumab (AAB-001)
Bapineuzumab (AAB-001), a humanized monoclonal antibody to A-beta, is currently in Phase 2 clinical trials. Interim analysis of the Phase 2 data will be made by the end of this year to determine the time point at which this program can move into the next phase of clinical trials.

ACC-001
ACC-001 (active Abeta immunotherapeutic conjugate) is currently in Phase 1 clinical trials. We expect to move this program into Phase 2 clinical trials by the end of the year.

Elan and Transition Therapeutics Collaboration
On September 27, 2006, Elan and Transition, announced an exclusive, worldwide collaboration agreement for the joint development and commercialization of a novel therapeutic agent, AZD-103, for the treatment of Alzheimer’s disease. AZD-103 is a small molecule compound in Phase 1 clinical development that acts by breaking down and preventing the assembly of beta amlyoid fibrils, a hallmark pathology of Alzheimer’s disease.

About Elan

Elan Corporation (NYSE: ELN), plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

Forward-Looking Statements

This document contains forward-looking statements about Elan’s financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the potential of Tysabri, the incidence of serious adverse events associated with Tysabri (including cases of PML) and the potential for the successful development and commercialization of additional products, including those utilizing Tysabri; the potential of Elan’s other marketed products; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of research and development activities including, in particular, whether the Phase 2 clinical trials for AAB-001 and the Phase 1 clinical trials for ACC-001 are successful and the speed with which regulatory authorizations and product launches may be achieved; competitive developments affecting Elan’s products; the ability to successfully market both new and existing products; difficulties or delays in manufacturing and supply of Elan’s products (including, in particular, Maxipime); trade buying patterns; the impact of generic and branded competition after the expiration of Elan’s patents, including the impact of any generic competition following the loss of patent exclusivity for Azactam in October 2005; whether restrictive covenants in Elan’s debt obligations will adversely affect Elan; the trend towards managed care and health care cost containment, including Medicare and Medicaid; the potential impact of the Medicare Prescription Drug, Improvement and Modernisation Act 2003; possible legislation affecting pharmaceutical pricing and reimbursement, both domestically and internationally; failure to comply with kickback and false claims laws including in respect to past practice related to the marketing of Zonegran; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s products or product candidates; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in US and International generally accepted accounting principles; growth in costs and expenses; changes in product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Elan continually evaluates its liquidity requirements, capital needs and availability of resources in view of, among other things, alternative uses of capital, debt service requirements, the cost of debt and equity capital and estimated future operating cash flow. Elan may raise additional capital, restructure or refinance outstanding debt, repurchase material amounts of outstanding debt, consider the sale of products, interests in subsidiaries, marketable investment securities or other assets, or take a combination of such actions or other steps to increase or manage its liquidity and capital resources. Any such actions or steps, including any sale of assets or repurchase of outstanding debt, could be material. In the normal course of business, Elan may investigate, evaluate, discuss and engage in future company or product acquisitions, capital expenditures, investment and other business opportunities. In the event of any future acquisitions, capital expenditures, investment or other business opportunities, Elan may consider using available cash or raising additional capital, including the issuance of additional debt.

Elan Third Quarter 2006 Financial Results

Appendix I

Three Months Ended September 30, 2005				Three Months Ended September 30, 2006
Tysabri[1]	Rest of Business[1]	Total[1]		Tysabri[1]	Rest of Business[1]	Total[1]
US$m	US$m	US$m		US$m	US$m	US$m
			Revenue
(0.2)	118.6	118.4	Product revenue[2]	(0.3)	112.8	112.5
5.6	4.6	10.2	Contract revenue	5.4	5.4	10.8
5.4	123.2	128.6	Total revenue	5.1	118.2	123.3

			Operating Expenses
0.4	46.2	46.6	Cost of goods sold	3.4	42.7	46.1
17.2	62.8	80.0	Selling, general and administrative[3]	16.7	67.5	84.2
19.4	40.9	60.3	Research and development	9.0	42.8	51.8
—	(23.3)	(23.3)	Net gain on divestment of products and businesses	—	—	—
0.3	2.9	3.2	Other net charges	—	19.7	19.7
37.3	129.5	166.8	Total operating expenses	29.1	172.7	201.8
(31.9)	(6.3)	(38.2)	Operating loss	(24.0)	(54.5)	(78.5)

0.5	30.1	30.6	Depreciation and amortization	0.7	31.9	32.6
(5.6)	(12.3)	(17.9)	Amortized fees	(5.4)	(10.1)	(15.5)
—	(23.3)	(23.3)	Net gain on divestment of products and businesses	—	—	—
—	3.5	3.5	Revenue received and deferred	—	—	—
0.3	2.9	3.2	Other net charges	—	19.7	19.7
(36.7)	(5.4)	(42.1)	Adjusted EBITDA	(28.7)	(13.0)	(41.7)

1 Excludes share-based compensation.

2 Tysabri product revenue reflects (US$m):

	2005	2006
US revenue	(0.2)	5.2
EU share of operating loss	—	(5.7)
Total Tysabri product revenue	(0.2)	(0.3)

3 General and corporate costs have not been allocated to Tysabri.

Appendix II

Nine Months Ended September 30, 2005				Nine Months Ended September 30, 2006
Tysabri[1]	Rest of Business[1]	Total[1]		Tysabri[1]	Rest of Business[1]	Total[1]
US$m	US$m	US$m		US$m	US$m	US$m
			Revenue
11.4	314.0	325.4	Product revenue[2]	(0.5)	372.0	371.5
9.3	15.2	24.5	Contract revenue	6.8	15.7	22.5
20.7	329.2	349.9	Total revenue	6.3	387.7	394.0

			Operating Expenses
25.2	125.1	150.3	Cost of goods sold[3]	4.7	136.0	140.7
66.4	206.6	273.0	Selling, general and administrative[4]	54.3	196.3	250.6
56.3	124.2	180.5	Research and development	20.7	125.9	146.6
—	(88.4)	(88.4)	Net gain on divestment of products and businesses	—	(43.3)	(43.3)
0.3	2.0	2.3	Other net charges	—	23.1	23.1
148.2	369.5	517.7	Total operating expenses	79.7	438.0	517.7
(127.5)	(40.3)	(167.8)	Operating loss	(73.4)	(50.3)	(123.7)

1.5	94.3	95.8	Depreciation and amortization	2.1	96.6	98.7
(9.3)	(33.5)	(42.8)	Amortized fees	(6.8)	(29.9)	(36.7)
—	(88.4)	(88.4)	Net gain on divestment of products and businesses	—	(43.3)	(43.3)
—	4.2	4.2	Revenue received and deferred	—	—	—
0.3	2.0	2.3	Other net charges	—	23.1	23.1
(135.0)	(61.7)	(196.7)	Adjusted EBITDA	(78.1)	(3.8)	(81.9)

1 Excludes share-based compensation.

2 Tysabri product revenue reflects (US$m):

	2005	2006
US revenue	11.4	5.2
EU share of operating loss	—	(5.7)
Total Tysabri product revenue	11.4	(0.5)

3 Cost of goods sold for Tysabri for the nine months ended September 30, 2005 includes $14.0 million of inventory written-off related to the voluntary suspension of the marketing of Tysabri.

4 General and corporate costs have not been allocated to Tysabri.